UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Convocation of Extraordinary General Meeting of Shareholders

On September 21, 2023, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to convene an extraordinary general meeting of shareholders (the “EGM”). The details of the EGM are as follows:

•	Date and Time: November 17, 2023, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Appointment of executive director

•	Executive director candidate: Jong Hee Yang

•	Record date to determine shareholders eligible to vote: October 6, 2023

•	Other material information for an investment decision:

•

Shareholders may exercise their voting rights without attending the meeting in person by submitting their votes through the e-voting system operated by the Korea Securities Depository or by submitting their voting cards by mail.

•

In certain circumstances, including those related to infectious diseases or other emergencies, KB Financial Group may change the date, time, location or any other relevant information regarding the EGM, in which case KB Financial Group will make prompt disclosure of such matter.

Nominee for Executive Director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Jong Hee Yang	June 1961	3 years	Yes

•  Vice Chairman & Head of Business Group, KB Financial Group (Jan. 2021~Current)

•  Head of the Retail Customer Business Unit, the Wealth Management & Pension Business Unit, and the Small & Medium Enterprise Business Unit (Jan. 2023~Current)

•  Head of the Digital Business Unit, and the IT Business Unit (Jan. 2022~Dec. 2022)

•  Head of the Insurance Business Unit and the Global Business Unit (Jan. 2021~Dec. 2021)

•  Chief Executive Officer, KB Insurance Co., Ltd. (Mar. 2016~Dec. 2020) and Head of the Insurance Business Unit, KB Financial Group (Jan. 2019~Dec. 2020)

•  Advisor (Nominee for CEO), KB Insurance Co., Ltd. (Jan. 2016~Mar. 2016)

•  Senior Executive Vice President and Head of Financial Planning, Investor Relations, and Human Resources, KB Financial Group (Jan. 2015~Dec. 2015)

•  Managing Director and Head of Strategic Planning, KB Financial Group (Jan. 2014~Dec. 2014)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: September 21, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer